 Filed Pursuant to Rule 424(b)(4)
 Registration Number 333-258135
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 23, 2021)
25,930,000 shares
EQT CORPORATION
Common Stock

The selling shareholders identified in this prospectus supplement (the Selling Shareholders) are offering 25,930,000 shares of common stock, no par value (Common Stock), of EQT Corporation (EQT). EQT will not receive any proceeds from the sale of shares by the Selling Shareholders.
The Common Stock is listed on the New York Stock Exchange (the NYSE) under the symbol “EQT.” The last sale price of the Common Stock as reported on the NYSE on September 27, 2021 was $22.34 per share.
	Per Share	Total
Public offering price	$20.00	$518,600,000.00
Underwriting discount	$0.475	$12,316,750.00
Proceeds, before expenses, to the Selling Shareholders	$19.525	$506,283,250.00
The underwriters may also purchase up to an additional 3,889,500 shares from the Selling Shareholders at the public offering price, less the underwriting discount, within 30 days following the date of this prospectus supplement. EQT will not receive any of the proceeds from the sale of shares by the Selling Shareholders if the underwriters exercise their option.
Investing in the Common Stock involves risks, including those described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement and the section captioned Part I, Item 1A, “Risk Factors,” beginning on page 21 of our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.
Neither the Securities and Exchange Commission (the SEC) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares against payment on or about October 1, 2021.

Joint Book-Running Managers
Barclays	J.P. Morgan
The date of this prospectus supplement is September 28, 2021.

Prospectus Supplement
Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which, among other things, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under the “Incorporation of Certain Documents by Reference” section in this prospectus supplement. To the extent that any statement in this prospectus supplement is inconsistent with statements made in the accompanying prospectus, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus.
You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. We have not, and the Selling Shareholders and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.
This prospectus supplement and the accompanying prospectus do not constitute an offer to sell securities in any jurisdiction where such offer or any sale is not permitted.
In this prospectus supplement, except as otherwise indicated, references to:
•
“EQT Corporation” or “EQT” refer to EQT Corporation, a Pennsylvania corporation, and not its consolidated subsidiaries;

•
“we,” “us,” “our” and the “Company” refer collectively to EQT Corporation and its consolidated subsidiaries;

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“Appalachian Basin” refer to the area of the United States composed of those portions of West Virginia, Pennsylvania, Ohio, Maryland, Kentucky and Virginia that lie in the Appalachian Mountains;

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“Bcfe” refer to billion cubic feet of natural gas equivalents, with one barrel of natural gas liquids (NGLs) and crude oil being equivalent to 6,000 cubic feet of natural gas; and

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“Bcf” refer to billion cubic feet and “Mcf” refer to thousand cubic feet.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus. If any statement in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.
We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and all documents EQT subsequently files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the completion of the offering of all securities covered by this prospectus supplement (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K

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or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein):
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EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (filed on February 17, 2021), including the information specifically incorporated by reference into the Annual Report on Form 10-K from EQT’s definitive proxy statement on Schedule 14A filed with the SEC on February 24, 2021;

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EQT’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 (filed on May 6, 2021) and June 30, 2021 (filed on July 29, 2021);

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EQT’s Current Reports on Form 8-K filed with the SEC on February 11, 2021, April 22, 2021, April 26, 2021, May 7, 2021, May 10, 2021, May 14, 2021, May 18, 2021, July 16, 2021, July 22, 2021, September 27, 2021 and September 28, 2021; and

•
the description of the Common Stock set forth in Exhibit 99.1 to EQT’s Current Report on Form 8-K filed on July 15, 2019, including any amendment or report filed for the purpose of updating such description.

We will provide, without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement or the accompanying prospectus. You should direct requests for documents to:
EQT Corporation
Attention: Corporate Secretary
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Telephone: (412) 553-5700
In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Some of the information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended (the Securities Act). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as “anticipate,” “estimate,” “could,” “would,” “should,” “will,” “may,” “forecast,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe” and other similar words.
Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference include the matters discussed in the “Summary — Recent Developments” section in this prospectus supplement and the expectations of our plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop our reserves; drilling plans and programs (including the availability of capital to complete these plans and programs); the projected scope and timing of our combo-development projects; estimated reserves, including potential future downward adjustments of reserves and reserve life; total resource potential and drilling inventory duration; projected production and sales volume and growth rates (including liquids production and sales volume and growth

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rates); natural gas prices; changes in basis and the impact of commodity prices on our business; potential future impairments of our assets; our ability to reduce our well costs and capital expenditures, and the timing of achieving any such reductions; infrastructure programs; the cost, capacity and timing of obtaining regulatory approvals; our ability to successfully implement and execute our operational, organizational, technological and ESG initiatives, and achieve the anticipated results of such initiatives; projected reductions of our gathering and compression rates resulting from our consolidated gas gathering and compression agreement with Equitrans Midstream Corporation (Equitrans Midstream), and the anticipated cost savings and other strategic benefits associated with the execution of such agreement; monetization transactions, including asset sales, joint ventures or other transactions involving our assets, and our planned use of the proceeds from such monetization transactions; potential or pending acquisition transactions or other strategic transactions; our ability to achieve the intended operational, financial and strategic benefits from any potential, pending or recently consummated acquisition transactions or other strategic transactions, including the Alta Acquisition (as defined herein); the projected timing of completion of integration of the assets acquired in the Alta Acquisition; the timing and structure of any dispositions of our remaining retained shares of Equitrans Midstream’s common stock, and the planned use of the proceeds from any such dispositions; the amount and timing of any repayments, redemptions or repurchases of Common Stock or EQT’s outstanding debt securities or other debt instruments; our ability to reduce our debt and the timing of such reductions, if any; projected dividends, if any; projected cash flows and free cash flow; projected capital expenditures; liquidity and financing requirements, including funding sources and availability; our ability to maintain or improve our credit ratings, leverage levels and financial profile; our hedging strategy and projected margin obligations; the effects of litigation, government regulation and tax position; and the expected impact of changes to tax laws.
The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference involve or may involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by us. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. These risks and uncertainties include, but are not limited to:
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volatility of commodity prices;

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the costs and results of drilling and operations;

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access to and cost of capital;

•
uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future;

•
the assumptions underlying production forecasts;

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the quality of technical data;

•
our ability to appropriately allocate capital and resources among our strategic opportunities;

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inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil;

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cyber security risks;

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availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and water required to execute our exploration and development plans;

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the ability to obtain environmental and other permits and the timing thereof;

•
the potential impacts resulting from new, or changes to current, government regulations or actions, including federal or state regulations imposing a fee or tax on methane or carbon;

•
environmental and weather risks, including the possible impacts of climate change; and

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•
disruptions to our business due to acquisitions and other significant transactions, including the Alta Acquisition.

These and other risks and uncertainties are described under Part I, Item 1A, “Risk Factors” and elsewhere in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. In addition, we may be subject to currently unforeseen risks that may have a materially adverse impact on us.
Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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SUMMARY
This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in shares of Common Stock. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in shares of Common Stock discussed in the “Risk Factors” section below and in the documents incorporated by reference herein.
Our Company
We are a natural gas production company with operations focused in the cores of the Marcellus and Utica Shales in the Appalachian Basin. As the largest producer of natural gas in the United States, based on average daily sales volumes, we are committed to responsibly developing our world-class asset base and being the operator of choice for all stakeholders. By promoting a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable low-cost energy.
We are differentiated from our Appalachian Basin peers in the scale and contiguity of our acreage position, with 19.8 trillion cubic feet of natural gas equivalents of proved natural gas, NGLs and crude oil reserves across approximately 1.8 million gross acres, including approximately 1.5 million gross acres in the Marcellus play, as of December 31, 2020. We believe that our evolution into a modern, digitally-enabled exploration and production business further enhances our strategic advantage.
Our operational strategy focuses on the successful execution of combo-development projects, which we believe are key to delivering sustainably low well costs and higher returns on invested capital. Combo-development refers to the development of several multi-well pads in tandem. Combo-development projects require significant advanced planning, including the establishment of a large, contiguous leasehold position; the advanced acquisition of regulatory permits and sourcing of fracturing sand and water; the timely verification of midstream connectivity; and the ability to quickly respond to internal and external stimuli. Without a modern, digitally-connected operating model and an acreage position that enables operations of this scale, combo-development would not be possible. We believe that our proprietary digital work environment in conjunction with the size and contiguity of our asset base uniquely positions us to execute on a multi-year inventory of combo-development projects in our core acreage position.
Combo-development generates value across all levels of the reserves development process by maximizing operational and capital efficiencies. In the drilling stage, rigs spend more time drilling and less time transitioning to new sites. Advanced planning, a prerequisite to pursuing combo-development, facilitates the delivery of bulk hydraulic fracturing sand and piped fresh water (as opposed to truck-transported water), the ability to continuously meet completions supply needs and the use of environmentally friendly technologies. Operational efficiencies realized from combo-development are passed on to our service providers, which reduces overall contract rates.
Our operations consist of one reportable segment. We have a single, company-wide management team that administers all properties as a whole rather than by discrete operating segments. We measure financial performance as a single enterprise and not on an area-by-area basis. Substantially all of our assets and operations are located in the Appalachian Basin.
Recent Developments
Alta Acquisition
On May 5, 2021, we entered into a membership interest purchase agreement with Alta Resources Development, LLC, a Delaware limited liability company (Alta), Alta Marcellus Development, LLC, a Delaware limited liability company (Alta Marcellus), and ARD Operating, LLC, a Delaware limited liability company (ARD and, together with Alta Marcellus, the Alta Target Entities), pursuant to which we agreed to acquire all of the issued and outstanding equity interests of Alta Marcellus and ARD (the Alta Acquisition), which collectively hold all of Alta’s upstream and midstream assets (the Alta Assets).

On July 21, 2021, we consummated the Alta Acquisition for an adjusted aggregate purchase price consisting of $1.0 billion in cash and approximately 98.8 million shares of Common Stock. The Alta Acquisition is aligned with our strategic framework and expanded our footprint outside the southwestern Appalachian Basin and established a core position in the northeast Marcellus with a vertically integrated, basin-leading operating cost business and high-quality, low-risk inventory. As a result of the Alta Acquisition, we acquired approximately 300,000 net Northeast Marcellus acres, approximately 1.0 Bcfe per day of current net production, approximately 300 miles of midstream gathering systems, approximately 100 miles of a freshwater system and an attractive firm transportation portfolio to premium demand markets. At the same time, we expect the Alta Assets’ attractive free cash flow profile will accelerate our deleveraging strategy and further strengthen our commitment to achieving investment grade credit metrics.
We are in the process of implementing our proven integration framework, which we expect will provide a comprehensive and transparent roadmap to fully assimilate all operational, technological and administration functions from the Alta Acquisition. We believe this platform will drive seamless integration of the Alta Assets, while quickly identifying enhancement opportunities as the assets are integrated. We anticipate completing all operational integration tasks by the end of 2021.
Reduced Margin Posting Obligations
Natural gas is a commodity, and we typically receive market-based pricing for the natural gas we produce. To protect our future cash flows from the risk of unanticipated declines in commodity prices, we utilize exchange-traded and over the counter (OTC) derivative contracts to hedge a portion of our forecasted natural gas production. All of our exchange-traded derivative contracts require us to post margin deposits based on an established initial margin requirement and the net liability position, if any, of the fair value of the associated contracts. Certain of our OTC derivative contracts provide that, if EQT’s credit rating assigned by Moody’s Investors Service, Inc. (Moody’s) or S&P Global Ratings (S&P) is below an agreed-upon credit rating threshold, and if the associated derivative liability exceeds the agreed-upon dollar threshold for such credit rating, the counterparty to such contract can require us to deposit collateral with such counterparty. Similarly, if such counterparty’s credit rating assigned by Moody’s or S&P is below the agreed-upon credit rating threshold, and if the associated derivative liability exceeds the agreed-upon dollar threshold for such credit rating, we can require the counterparty to deposit collateral with us. The cash collateral provided to our hedge counterparties, which is interest-bearing, is returned to us in whole or in part upon an increase in EQT’s credit rating or a reduction in the derivative liability, depending on the amount of such reduction, or in whole upon settlement of the related derivative contract. The significant majority of our OTC derivative contracts provide that, upon EQT obtaining an investment grade rating (“Baa3” or higher by Moody’s and “BBB–” or higher by S&P), we are not required to post margin with the hedge counterparty. As of September 24, 2021, EQT’s senior notes were rated “Ba1” by Moody’s and “BB+” by S&P.
During the third quarter of 2021, we amended our agreements with six of our largest OTC hedge counterparties to permanently or temporarily reduce or eliminate our margin posting obligations associated with our OTC derivative contracts with these hedge counterparties, which serve to mitigate the amount of cash collateral that we would otherwise have been required to post based on current NYMEX strip pricing. Additionally, during the third quarter of 2021, we entered into certain swaps, swaptions and calls to reposition our 2021 and 2022 hedge portfolio, opening up incremental upside participation in the benefits of rising natural gas prices and further mitigating potential incremental margin posting requirements. As of September 24, 2021, our margin balance on our existing hedge portfolio was approximately $0.6 billion, as compared to approximately $0.5 billion as of June 30, 2021, despite a significant increase in natural gas prices between June 30, 2021 and September 24, 2021.

The Offering
Issuer
EQT Corporation.
Shares of Common Stock offered by the Selling Shareholders
25,930,000 shares (29,819,500 shares if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares
The Selling Shareholders have granted the underwriters an option to purchase up to an additional 3,889,500 shares.
Shares of Common Stock to be outstanding immediately after this offering
377,945,983 shares, which excludes (i) approximately 4.7 million shares of Common Stock reserved for issuance pursuant to our equity compensation plans, of which approximately 0.9 million shares were reserved for issuance under our 2009 Dividend Reinvestment and Stock Purchase Plan, and (ii) 40.0 million shares of Common Stock reserved for issuance pursuant to EQT’s outstanding convertible notes, in each case as of September 24, 2021.
Use of proceeds
We will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See “Use of Proceeds.”
Dividend policy
While we do not currently pay dividends on the Common Stock, and we do not have current plans to do so, we historically paid quarterly dividends on the Common Stock. In March 2020, we suspended the quarterly dividend to focus on strengthening our balance sheet and address near-term debt maturities. We will continue to evaluate the cash generated by our business, and we may decide to resume paying dividends in the future. Any future determinations relating to our dividend policy and the declaration, amount and payment of any future dividends on the Common Stock will be at the discretion of EQT’s board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, operating results and capital requirements as well as general business conditions and other factors that the board of directors may deem relevant.
Risk factors
See the “Risk Factors” section in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section captioned Part I, Item 1A, “Risk Factors” beginning on page 21 of EQT’s Annual Report on Form 10-K for the year ended December 31, 2020 for a discussion of the factors you should carefully consider before deciding to invest in the Common Stock.
Listing and trading symbol
The Common Stock is traded on the NYSE under the symbol “EQT.”
Transfer agent and registrar
Computershare Trust Company, N.A.

Summary Historical Consolidated Financial Information of EQT
You should read the summary historical consolidated financial data set forth below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. We derived the following summary historical financial statement of consolidated operations data and summary historical cash flow data for the years ended December 31, 2020, 2019 and 2018 and the summary historical balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements, and we derived the following summary historical financial statements of consolidated operations data and summary historical cash flow data for the six months ended June 30, 2021 and 2020 and the summary historical balance sheet data as of June 30, 2021 from our unaudited consolidated financial statements.
	Years ended December 31,			Six months ended June 30,
(In thousands)	2020	2019	2018	2021	2020
				(unaudited)
Statements of consolidated operations
Operating revenues:
Sales of natural gas, NGLs and oil	$2,650,299	$3,791,414	$4,695,519	$2,208,855	$1,213,973
Gain (loss) on derivatives not designated as hedges	400,214	616,634	(178,591)	(1,534,345)	415,862
Net marketing services and other	8,330	8,436	40,940	15,297	4,296
Total operating revenues	3,058,843	4,416,484	4,557,868	689,807	1,634,131
Operating expenses:
Transportation and processing	1,710,734	1,752,752	1,697,001	909,800	845,470
Production	155,403	153,785	195,775	94,776	78,709
Exploration	5,484	7,223	6,765	2,728	1,799
Selling, general and administrative	174,769	170,611	232,543	94,859	78,279
Depreciation and depletion	1,393,465	1,538,745	1,569,038	757,404	680,622
Amortization of intangible assets	26,006	35,916	41,367	—	14,955
Impairment/loss (gain) of sale/exchange of long-lived assets	100,729	1,138,287	2,709,976	(18,023)	98,059
Impairment of intangible and other assets	34,694	15,411	—	—	—
Impairment of goodwill	—	—	530,811	—	—
Impairment and expiration of leases	306,688	556,424	279,708	42,391	95,047
Other operating expenses	28,537	199,440	78,008	14,668	4,745
Total operating expenses	3,936,509	5,568,594	7,340,992	1,898,603	1,897,685
Operating (loss) income	(877,666)	(1,152,110)	(2,783,124)	(1,208,796)	(263,554)
Gain on Equitrans Share Exchange	(187,223)	—	—	—	(187,223)
Loss (income) on investments	314,468	336,993	72,366	(23,677)	307,645
Dividend and other income	(35,512)	(91,483)	(7,017)	(7,069)	(28,304)
Loss on debt extinguishment	25,435	—	—	9,756	16,963
Interest expense	271,200	199,851	228,958	152,085	127,760
Loss from continuing operations before income taxes	(1,266,034)	(1,597,471)	(3,077,431)	(1,339,891)	(500,395)

	Years ended December 31,			Six months ended June 30,
(In thousands)	2020	2019	2018	2021	2020
				(unaudited)
Income tax (benefit) expense	(298,858)	(375,776)	(696,511)	(362,340)	(70,181)
Loss from continuing operations	(967,176)	(1,221,695)	(2,380,920)	(977,551)	(430,214)
Income from discontinued operations, net of tax	—	—	373,762	—	—
Net loss	(967,176)	(1,221,695)	(2,007,158)	(977,551)	(430,214)
Less: Net loss attributable to noncontrolling interest	(10)	—	—	(576)	—
Less: Net income from discontinued operations attributable to noncontrolling interests	—	—	237,410	—	—
Net loss attributable to EQT Corporation	$(967,166)	$(1,221,695)	$(2,244,568)	(976,975)	(430,214)
Amounts attributable to EQT Corporation:
Loss from continuing operations	$(967,166)	$(1,221,695)	$(2,380,920)	(976,975)	(430,214)
Income from discontinued operations, net of tax	—	—	136,352	—	—
Net loss	$(967,166)	$(1,221,695)	$(2,244,568)	(976,975)	(430,214)
Statements of consolidated cash flows
Net cash provided by (used in):
Operating activities	$1,537,701	$1,851,704	$2,976,256	443,394	947,121
Investing activities	(1,555,800)	(1,601,142)	(3,979,104)	(674,898)	(348,970)
Financing activities	31,713	(249,453)	859,020	544,064	(599,779)
	As of December 31,		As of June 30, 2021
(In thousands)	2020	2019
			(unaudited)
Consolidated balance sheets
Total assets	$18,113,469	$18,809,227	$18,985,257
Net property, plant and equipment	16,054,265	16,155,490	15,819,071
Total debt	4,925,466	5,292,979	5,496,318
Total common shareholders’ equity	9,255,240	9,803,588	8,291,758
Total equity	9,262,730	9,803,588	8,302,422
(In thousands)	Last twelve months ended June 30, 2021	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended September 30, 2020
Other financial data
Adjusted EBITDA(1)	$1,744,777	$444,967	$555,205	$410,399	$334,206

(1)
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as net income (loss), excluding interest expense, income tax (benefit) expense, depreciation and depletion, amortization of intangible assets, (gain) loss on sale/exchange of long-lived assets, impairments, the revenue impact of changes in the fair value of derivative instruments prior to settlement and certain other items that impact comparability between periods. Adjusted EBITDA is a non-GAAP supplemental financial measure used by the Company’s management to evaluate period-over-period earnings trends. The

Company’s management believes that this measure provides useful information to external users of the Company’s consolidated financial statements, such as industry analysts, lenders and ratings agencies. Management uses adjusted EBITDA to evaluate earnings trends because the measure reflects only the impact of settled derivative contracts; thus, the measure excludes the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement. The measure also excludes other items that affect the comparability of results or that are not indicative of trends in the ongoing business. Adjusted EBITDA should not be considered as an alternative to net loss presented in accordance with generally accepted accounting principles (GAAP).
The table below reconciles adjusted EBITDA with net loss, the most directly comparable GAAP financial measure, for the periods specified below.
(In thousands)	Last twelve months ended June 30, 2021	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended December 31, 2020	Three months ended September 30, 2020
Net (loss) income	$(1,514,513)	$(936,519)	$(41,032)	$63,678	$(600,640)
Add (deduct):
Interest expense	295,525	76,986	75,099	74,286	69,154
Income tax benefit	(591,017)	(347,846)	(14,494)	(2,920)	(225,757)
Depreciation and depletion	1,470,247	380,288	377,116	371,816	341,027
Amortization of intangible assets	11,051	—	—	3,573	7,478
(Gain) loss on sale/exchange of long-lived assets	(15,353)	(16,816)	(1,207)	(1,992)	4,662
Impairment of intangible and other assets	34,694	—	—	34,694	—
Impairment and expiration of leases	254,032	25,634	16,757	161,192	50,449
Loss (gain) on derivatives not designated as hedges	1,549,993	1,345,532	188,813	(411,534)	427,182
Net cash settlements received (paid) on derivatives not designated as hedges	226,480	(71,441)	(38,140)	83,972	252,089
Premiums (paid) for derivatives that settled during the period	(16,196)	(9,579)	(9,726)	1,026	2,083
Other operating expenses(a)	38,460	5,225	9,443	17,261	6,531
(Income) loss from investments	(16,854)	(11,829)	(11,848)	10,624	(3,801)
Loss on debt extinguishment	18,228	5,332	4,424	4,723	3,749
Adjusted EBITDA	$1,744,777	$444,967	$555,205	$410,399	$334,206

(a)
Other operating expenses includes transaction costs, reorganization costs, changes in legal reserves including settlements and other costs which affect the comparability of results or that are not indicative of trends in the ongoing business.

Summary Reserve Information for EQT
The following table presents summary information with respect to our proved natural gas, NGLs and crude oil reserves as of December 31, 2020. Our estimate of proved natural gas, NGLs and crude oil reserves was prepared by Company engineers and audited by Netherland, Sewell & Associates, Inc. (NSAI), an independent consulting firm hired by management. The reserve estimates were prepared in accordance with the definitions and regulations of the SEC, and gas prices used in such reserve report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the periods presented (SEC pricing).
As of December 31, 2020
(Bcfe)
Proved developed reserves	13,641
Proved undeveloped reserves	6,161
Total proved reserves	19,802
The following table summarizes information with respect to our estimated future net cash flows from our proved reserves.
As of December 31, 2020
(In millions)
Standardized measure (SEC pricing)(1)	$3,366
Strip pricing(2)(3)	$8,952

(1)
Average realized product prices weighted by production over the remaining lives of the properties: $20.94 per barrel of oil, $11.97 per barrel of NGL and $1.38 per Mcf of gas using SEC pricing as of December 31, 2020.

(2)
Reflects five-year strip pricing as of December 31, 2020 and held constant thereafter using (a) the NYMEX five-year strip using Texas Eastern Transmission Corp. M-2 for gas and (b) the NYMEX WTI five-year strip for oil, in each case, adjusted for regional differentials consistent with those used in the calculation of the standardized measure, and with all other assumptions held constant.

(3)
Average realized product prices weighted by production over the remaining lives of the properties: $27.18 per barrel of oil, $13.55 per barrel of NGL and $2.075 per Mcf of gas using strip pricing (see footnote (2) above) as of December 31, 2020.

The information provided in the table above relating to our estimated future net cash flows from proved reserves using NYMEX strip pricing is intended to illustrate reserve sensitivities to market expectations of commodity prices and should not be confused with “SEC pricing” proved reserves and do not comply with SEC pricing assumptions. We believe that this information provides investors with additional useful information about our reserves because the forward prices are based on the market’s forward-looking expectations of oil and gas prices as of a certain date. The price at which we can sell our production in the future is the major determinant of the likely economic producibility of our reserves. We hedge substantial amounts of future production based upon futures prices. In addition, we use such forward-looking market-based data in developing our drilling plans, assessing our capital expenditure needs and projecting future cash flows.
While NYMEX strip prices represent a consensus estimate of future pricing, such prices are only an estimate and not necessarily an accurate projection of future oil and gas prices. Actual future prices may vary significantly from the NYMEX prices; therefore, actual revenue and value generated may be more or less than the amounts disclosed. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC pricing, when considering our reserves.

Summary Historical Combined Financial Information of the Alta Target Entities
You should read the summary historical consolidated financial information set forth below in conjunction with the audited combined financial statements of the Alta Target Entities as of and for the years ended June 30, 2021 and 2020, and the notes related thereto, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. We derived the following summary historical combined operations data and summary historical cash flow data for the years ended June 30, 2021 and 2020 and the summary historical balance sheet data as of June 30, 2021 and 2020 from the audited combined financial statements of the Alta Target Entities. The Alta Target Entities follow the full cost method of accounting for oil and gas activities and are not subject to income taxes due to their partnership structures.
	Years ended June 30,
(In thousands)	2021	2020
Combined statements of operations
Revenues:
Natural gas revenue	$622,754	$448,076
Other operating revenue	21,538	15,217
Net (loss) gain on commodity risk management activities	(58,326)	103,716
Total revenues	585,966	567,009
Costs and expenses:
Gathering, transportation and compression	140,714	109,670
Direct operating	62,220	55,799
Depreciation, depletion and amortization	178,193	171,562
Impairment of natural gas properties	631,641	139,063
General and administrative	5,540	8,631
Accretion of asset retirement obligations	1,780	1,618
Total costs and expenses	1,020,088	486,343
Other (expense) income:
Interest expense, net and other	(29,011)	(35,048)
Net gain (loss) on interest rate derivatives	2,125	(12,786)
Total other expense	(26,886)	(47,834)
Net (loss) income	$(461,008)	$32,832
Combined statements of cash flows
Net cash provided by (used in):
Operating activities	$445,854	$356,987
Investing activities	(288,707)	(269,627)
Financing activities	(154,632)	(102,477)
	As of June 30,
(In thousands)	2021	2020
Combined balance sheets
Total assets	$1,033,425	$1,516,723
Net property and equipment	878,841	1,422,837
Long-term debt, net	471,374	604,155
Total equity	262,508	742,516

Summary Reserve Information for Alta Marcellus
The following tables present summary information with respect to Alta Marcellus’s proved natural gas reserves as of June 30, 2021 and December 31, 2020. The reserve estimates attributable to Alta Marcellus’s properties as of June 30, 2021 and December 31, 2020 presented in the table below were prepared by Alta Marcellus’s engineers and were audited by NSAI, Alta Marcellus’s independent reserve engineers. Such reserve reports and all of the reserve estimates below were prepared in accordance with the definitions and regulations of the SEC, and gas prices used in such reserve report are based on SEC pricing (i.e., the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the periods presented).
	As of June 30, 2021	As of December 31, 2020
	(Bcf)	(Bcf)
Proved developed reserves	2,207	1,945
Proved undeveloped reserves	1,901	2,186
Total proved reserves	4,108	4,131
The following table summarizes information with respect to Alta Marcellus’s estimated future net cash flows from proved reserves.
	As of June 30, 2021	As of December 31, 2020
	(In millions)
Standardized measure (SEC pricing)(1)	$1,459	$790
Strip pricing(2)(3)		$2,346

(1)
Average realized product prices weighted by production over the remaining lives of the properties: $1.531 per Mcf of gas using SEC pricing as of June 30, 2021 and $1.27 per Mcf of gas using SEC pricing as of December 31, 2020.

(2)
Reflects five-year strip pricing as of December 31, 2020 and held constant thereafter using the NYMEX five-year strip for gas, adjusted for regional differentials consistent with those used in the calculation of the standardized measure, and with all other assumptions held constant.

(3)
Average realized product prices weighted by production over the remaining lives of the properties: $1.961 per Mcf of gas using strip pricing (see footnote (2) above) as of December 31, 2020.

The information provided in the table above relating to estimated future net cash flows from proved reserves using NYMEX strip pricing is intended to illustrate reserve sensitivities to market expectations of commodity prices and should not be confused with “SEC pricing” proved reserves and do not comply with SEC pricing assumptions. We believe that this information provides investors with additional useful information about Alta Marcellus’s reserves because the forward prices are based on the market’s forward-looking expectations of oil and gas prices as of a certain date. The price at which production can be sold in the future is the major determinant of the likely economic producibility of reserves. We hedge substantial amounts of future production based upon futures prices. In addition, we use such forward-looking market-based data in developing our drilling plans, assessing our capital expenditure needs and projecting future cash flows.
While NYMEX strip prices represent a consensus estimate of future pricing, such prices are only an estimate and not necessarily an accurate projection of future oil and gas prices. Actual future prices may vary significantly from the NYMEX prices; therefore, actual revenue and value generated may be more or less than the amounts disclosed. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC pricing, when considering our reserves.

Summary Unaudited Pro Forma Condensed Combined Financial Information
The following summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2021 and the year ended December 31, 2020 are presented as if the Alta Acquisition and the May 2021 notes offering to partially finance the cash portion of the Alta Acquisition purchase price and the application of the proceeds therefrom had occurred on January 1, 2020 while the summary unaudited pro forma condensed combined balance sheet data give effect to the Alta Acquisition as if it had occurred on June 30, 2021. In the May 2021 notes offering, EQT offered and sold $500.0 million in aggregate principal amount of its 3.125% senior notes due 2026 and $500.0 million in aggregate principal amount of its 3.625% senior notes due 2031.
The following summary unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated position of the Company would have been had the pro forma events occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Future results may vary significantly from the results reflected because of various factors, including those discussed in the “Risk Factors” section in this prospectus supplement. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet of the Company and its subsidiaries as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations of the Company and its subsidiaries for the six months ended June 30, 2021, and the notes related thereto, included as Exhibit 99.2 to the Current Report on Form 8-K filed by EQT on September 28, 2021.
(In thousands)	Six months ended June 30, 2021	Year ended December 31, 2020
Unaudited pro forma condensed combined statements of operations data
Sale of natural gas, NGLs and oil	$2,598,753	$3,092,762
Net loss attributable to EQT Corporation	(975,792)	(939,552)
(In thousands)	As of June 30, 2021
Unaudited pro forma condensed combined balance sheet data
Total assets	$22,141,382
Net property, plant and equipment	18,983,073
Total debt	6,350,068
Total equity	10,215,412

Summary Pro Forma Reserve Information
The following tables present the estimated pro forma combined net proved developed and undeveloped, natural gas, NGLs and oil reserves as of December 31, 2020, which are derived from the separate reserve reports for the Company and Alta Marcellus, both of which were prepared in accordance with the definitions and regulations of the SEC, using SEC pricing (i.e., the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the periods presented). The pro forma reserve information set forth below gives effect to the Alta Acquisition as if the transaction had occurred on January 1, 2020.
As of December 31, 2020
(Bcfe)
Proved developed reserves	15,586
Proved undeveloped reserves	8,347
Total proved reserves	23,933
The following table presents the estimated pro forma combined future net cash flows from natural gas, NGLs and crude oil reserves, which has been derived from the separate reserve reports for the Company and Alta Marcellus, adjusted to incorporate future estimated tax expense on Alta Marcellus’s reserves to conform Alta Marcellus’s historical information, which is derived based on a non-taxable corporate structure, with EQT’s taxable corporate structure.
As of December 31, 2020
(In millions)
Standardized measure (SEC pricing)(1)	$4,152
Strip pricing(2)(3)	$10,956

(1)
Average realized product prices weighted by production over the remaining lives of the properties: $20.94 per barrel of oil, $11.97 per barrel of NGL and $1.361 per Mcf of gas using SEC pricing as of December 31, 2020.

(2)
Reflects five-year strip pricing as of December 31, 2020 and held constant thereafter using (a) the NYMEX five-year strip for gas and (b) the NYMEX WTI five-year strip for oil, in each case, adjusted for regional differentials consistent with those used in the calculation of the standardized measure, and with all other assumptions held constant.

(3)
Average realized product prices weighted by production over the remaining lives of the properties: $27.18 per barrel of oil, $13.55 per barrel of NGL and $2.054 per Mcf of gas using strip pricing (see footnote (2) above) as of December 31, 2020.

The information provided in the table above relating to estimated future net cash flows from proved reserves using NYMEX strip pricing is intended to illustrate reserve sensitivities to market expectations of commodity prices and should not be confused with “SEC pricing” proved reserves and do not comply with SEC pricing assumptions. We believe that this information provides investors with additional useful information about our reserves because the forward prices are based on the market’s forward-looking expectations of oil and gas prices as of a certain date. The price at which we can sell our production in the future is the major determinant of the likely economic producibility of our reserves. We hedge substantial amounts of future production based upon futures prices. In addition, we use such forward-looking market-based data in developing our drilling plans, assessing our capital expenditure needs and projecting future cash flows.
While NYMEX strip prices represent a consensus estimate of future pricing, such prices are only an estimate and not necessarily an accurate projection of future oil and gas prices. Actual future prices may vary significantly from the NYMEX prices; therefore, actual revenue and value generated may be more or less than the amounts disclosed. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC pricing, when considering our reserves.

The above pro forma information has been prepared for informational purposes only and does not purport to represent what the actual results would have been had the Alta Acquisition occurred on January 1, 2020, nor are they necessarily indicative of future results. Future results may vary significantly from the information presented above because of various factors, including those discussed in the “Risk Factors” section in this prospectus supplement.

RISK FACTORS
Any investment in shares of Common Stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein before deciding whether to purchase shares of Common Stock. In particular, you should carefully consider, among other things, the risks to our business and other matters discussed under the section captioned Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020. If any such risks and uncertainties actually occur, you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition or results of operations and result in a loss of all or part of your investment.
Risks Related to this Offering and the Common Stock
The price of the Common Stock in this offering may not be indicative of the market price of the Common Stock after this offering and may fluctuate significantly.
The trading price of the Common Stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of the Common Stock could decrease, perhaps significantly. Factors that may affect the market price of the Common Stock include changes in market prices of natural gas, NGLs and oil; announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations, and these fluctuations often have been unrelated to the operating performance of companies in these markets. Any volatility of, or a significant decrease in, the market price of the Common Stock could also negatively affect our ability to make acquisitions using Common Stock. Further, if we were to be the object of securities class action litigation as a result of volatility in the Common Stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.
Sales of a substantial number of shares of Common Stock in the public markets, or the perception that such sales could occur, could reduce the market price of the Common Stock.
Sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. We are unable to predict the effect that such sales may have on the prevailing market price of the Common Stock.
Subject to certain exceptions described in the “Underwriting” section of this prospectus supplement, we, our directors and executive officers and all of the Selling Shareholders have agreed to enter into lock-up agreements with the representatives of the underwriters of this offering pursuant to which we and they have agreed, or will agree, that we and they will not dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 30 days after the date of this prospectus supplement. Barclays Capital Inc. and J.P. Morgan Securities LLC may permit us or our directors and executive officers or the Selling Shareholders to sell shares prior to the end of the lock-up period. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell Common Stock at a time and price that you deem appropriate.
We may issue Common Stock or equity securities senior to the Common Stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or the conversion of our convertible senior notes or for other reasons. Future sales or issuances of shares of Common Stock or other equity securities, or the availability of shares of Common Stock or such other equity securities for future sale or issuance, may negatively affect the trading price of the Common Stock. No prediction can be made as to the effect, if any, that future sales or issuance of shares of Common Stock or other equity or equity-linked securities will have on the trading price of the Common Stock.

Investors in this offering may experience future dilution.
In order to raise additional capital, effect acquisitions or for other purposes, we may in the future offer additional shares of Common Stock or other securities convertible into, or exchangeable for, Common Stock at prices that may be less than the price per share of this offering. We have an effective shelf registration statement from which additional shares of Common Stock and other securities can be offered. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of Common Stock or related securities in future transactions is less than the price per share in this offering, investors who purchase Common Stock in this offering will suffer a dilution of their investment. In addition, equity awards under our share-based compensation plans may cause further dilution.
We have recently suspended dividends on the Common Stock, and consequently, our shareholders’ ability to achieve a return on their investment will depend on appreciation in the price of the Common Stock.
While we have historically paid quarterly dividends on the Common Stock, in March 2020, we suspended our quarterly dividend to focus on strengthening our balance sheet. We will continue to evaluate the cash generated by our business, and we may decide to resume paying dividends in the future. However, until and unless we pay dividends on the Common Stock, a holder of Common Stock may only receive a return on its investment if the market price of the Common Stock increases. Any future determinations relating to our dividend policy and the declaration, amount and payment of any future dividends on the Common Stock will be at the discretion of EQT’s board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, operating results and capital requirements as well as general business conditions and other factors that the board of directors may deem relevant.
We may issue preferred stock whose terms could adversely affect the voting power or value of the Common Stock.
Our governing documents authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over the Common Stock respecting dividends and distributions, as EQT’s board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of the Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Common Stock.
The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to the rights of EQT’s common shareholders or impose more stringent restrictions on our operations.
If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of Common Stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted.
Our governing documents contain anti-takeover provisions that could delay or discourage takeover attempts that shareholders may consider favorable.
Our governing documents contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law may have a similar effect. See the “Description of Capital Stock — Anti-Takeover Effect of Our Governing Documents and Pennsylvania Business Corporation Law” section in the accompanying prospectus for more information regarding these provisions.

Risks Related to the Alta Acquisition
The unaudited pro forma condensed combined financial information and the pro forma reserves information included in and incorporated by reference into this prospectus supplement is presented for illustrative purposes only and may not be reflective of our operating results, financial condition or reserves following completion of the Alta Acquisition.
The unaudited pro forma condensed combined financial information included in and incorporated by reference into this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Alta Acquisition been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets acquired and liabilities assumed. Similarly, the pro forma reserves information included in and incorporated by reference into this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our reserves would have been had the Alta Acquisition been completed on the dates indicated. Further, our actual results and financial position after the Alta Acquisition may differ materially and adversely from the pro forma information that is included or incorporated by reference in this prospectus supplement.
We may be unable to successfully integrate Alta’s business into our business or achieve the anticipated benefits of the Alta Acquisition.
Our ability to achieve the anticipated benefits of the Alta Acquisition will depend in part upon whether we can integrate Alta’s business into our existing business in an efficient and effective manner. We may not be able to accomplish this integration process successfully. The successful acquisition of producing properties, including those owned by Alta, requires an assessment of several factors, including:
•
recoverable reserves;

•
future natural gas and oil prices and their appropriate differentials;

•
availability and cost of transportation of production to markets;

•
availability and cost of drilling equipment and of skilled personnel;

•
development and operating costs including access to water and potential environmental and other liabilities; and

•
regulatory, permitting and similar matters.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we performed a review of the subject properties that we believe to be generally consistent with industry practices. The review was based on our analysis of historical production data, assumptions regarding capital expenditures and anticipated production declines. Data used in such review was furnished by Alta or obtained from publicly available sources. Our review may not reveal all existing or potential problems or permit us to fully assess the deficiencies and potential recoverable reserves for all of the acquired properties, and the reserves and production related to the Alta Assets may differ materially after such data is reviewed further by us. Inspections will not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, Alta may be unwilling or unable to provide effective contractual protection against all or a portion of the underlying deficiencies. We are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis, and, as is the case with certain liabilities associated with the Alta Assets, we are entitled to indemnification for only certain environmental liabilities. The integration process may be subject to delays or changed circumstances, and we can give no assurance that the Alta Assets will perform in accordance with our expectations or that our expectations with respect to integration or cost savings as a result of the Alta Acquisition will materialize.
We will incur significant transaction costs in connection with the Alta Acquisition.
We have incurred a number of non-recurring costs associated with the Alta Acquisition, combining the operations of Alta with ours and achieving desired synergies. These costs have been substantial. A substantial majority of non-recurring expenses consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors and employee retention, severance, and benefit costs. We have also incurred costs related to formulating and implementing integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of synergies and efficiencies related to the integration of the Alta Assets, should allow us to offset these transaction costs over time, this net benefit may not be achieved in the near term or at all.
Securities class action and derivative lawsuits may be brought against us in connection with the Alta Acquisition, which could result in substantial costs.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders, including if the underwriters exercise their option to purchase additional shares of Common Stock from the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sale of these shares. See “Selling Shareholders.”

DIVIDEND POLICY
While we do not currently pay dividends on the Common Stock, and we do not have current plans to do so, we historically paid quarterly dividends on the Common Stock. In March 2020, we suspended the quarterly dividend to focus on strengthening our balance sheet and address near-term debt maturities. We will continue to evaluate the cash generated by our business, and we may decide to resume paying dividends in the future. Any future determinations relating to our dividend policy and the declaration, amount and payment of any future dividends on the Common Stock will be at the discretion of EQT’s board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, operating results and capital requirements as well as general business conditions and other factors that the board of directors may deem relevant.

SELLING SHAREHOLDERS
The table below sets forth certain information known to us with respect to the beneficial ownership of the shares of Common Stock held by the Selling Shareholders before and after giving effect to this offering.
			Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares			Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
	Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of this Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of this Offering(1)
Name	Number of Shares	Percentage of Outstanding Shares(2)		Number of Shares	Percentage of Outstanding Shares(2)		Number of Shares	Percentage of Outstanding Shares(2)
ARI 1740 Fund, L.P.(3)	4,562,249	1.2%	793,203	3,769,046	*	912,183	3,650,066	*
Entities affiliated with The Baupost Group, L.L.C.(4)	17,419,495	4.6%	15,142,970	2,276,525	*	17,414,415	5,080	*
Conrad N. Hilton Foundation(5)	1,244,250	*	270,410	973,840	*	310,972	933,278	*
Edward J. Greenberg Revocable Trust(6)	595,079	*	129,327	465,752	*	148,726	446,353	*
GSO Entities(7)	7,213,042	1.9%	1,567,597	5,645,445	1.5%	1,802,737	5,410,305	1.4%
Indigo 2009, LLC(8)	12,857,247	3.4%	3,353,087	9,504,160	2.5%	3,856,050	9,001,197	2.4%
J. Todd Mitchell	2,444,209	*	530,280	1,913,929	*	609,822	1,834,387	*
Nicola Atkinson	101,936	*	44,307	57,629	*	50,953	50,983	*
Red Alta LLC(9)	8,294,998	2.2%	1,081,640	7,213,358	1.9%	1,243,886	7,051,112	1.9%
Susan M. Greenberg Revocable Trust(10)	595,079	*	129,327	465,752	*	148,726	446,353	*
The David and Lucile Packard Foundation(11)	3,317,999	*	2,884,375	433,624	*	3,317,031	968	*
Townes G. Pressler 2012 GTSE Family Trust(12)	41,475	*	3,477	37,998	*	3,999	37,476	*

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, pursuant to which a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

(2)
Based on 377,945,983 shares of Common Stock outstanding as of September 24, 2021.

(3)
Advisory Research, Inc. is the General Partner of ARI 1740 Fund, L.P. and maintains sole voting and investment authority for ARI 1740 Fund, L.P. Matthew Swaim serves as the Executive Chairman and CEO of Advisory Research, Inc. The Trustees of the University of Pennsylvania is the sole Limited Partner of ARI 1740 Fund, L.P. An Investment Board consisting of trustees and non-trustees is responsible with respect to the management of all property held by The Trustees of the University of Pennsylvania as an investment.

(4)
The Baupost Group, L.L.C. (Baupost) is a registered investment adviser and acts as the investment adviser and general partner to certain private investment limited partnerships on whose behalf these shares were indirectly purchased. Baupost Group GP, L.L.C. (Baupost GP), as the manager of Baupost, and Seth A. Klarman (Mr. Klarman), as the sole managing member of Baupost GP and a controlling person of Baupost, may be deemed to have beneficial ownership of the shares beneficially owned by Baupost. The address of Baupost, Baupost GP and Mr. Klarman is 10 St. James Ave., Suite 1700, Boston, Massachusetts, 02116.
(5)
Michael Buchman, as Vice President and Chief Investment Officer of Conrad N. Hilton Foundation, has sole voting and investment power over the reported shares offered hereby.

(6)
Edward J. Greenberg has sole voting and investment power over the reported shares offered hereby.

(7)
GSO COF III AIV-2 LP directly holds 2,704,891 shares of Common Stock, GSO Energy Partners-B LP directly holds 245,243 shares of Common Stock, GSO Energy Partners-C II LP directly holds 460,192 shares of Common Stock, GSO Energy Partners-D LP directly holds 490,487 shares of Common Stock and GSO Energy Select Opportunities Fund AIV-2 LP directly holds 3,312,229 shares of Common Stock. These five entities are collectively referred to herein as the GSO Entities. GSO Capital Opportunities Associates III LLC is the general partner of GSO COF III AIV-2 LP. GSO Energy Partners-B Associates LLC is the general partner of GSO Energy Partners-B LP. GSO Energy Partners-C Associates II LLC is the general partner of GSO Energy Partners-C II LP. GSO Energy Partners-D Associates LLC is the general partner of GSO Energy Partners-D LP. GSO Energy Select Opportunities Associates LLC is the general partner of GSO Energy Select Opportunities Fund AIV-2 LP. GSO Holdings I L.L.C. is the managing member of each of GSO Capital Opportunities Associates III LLC, GSO Energy Partners-B Associates LLC, GSO Energy Partners-C Associates II LLC, GSO Energy Partners-D Associates LLC and GSO Energy Select Opportunities Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Entities. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. (Blackstone) is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of Blackstone. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the foregoing entities and individuals disclaims beneficial ownership of the securities held directly by the GSO Entities (other than the GSO Entities to the extent of their direct holdings).

(8)
Fourth Century, LLC is the sole member and manager of Indigo 2009, LLC. The managing member of Fourth Century, LLC is 3C Corporation. Alexander C. Banker, as Vice President of 3C Corporation, has sole voting and investment power over the reported shares offered hereby until September 30, 2021. 3C Corporation currently expects that Matthew S. T. Mendelsohn will be appointed as President of 3C Corporation, effective as of October 1, 2021. Upon such appointment, sole voting and investment power over shares held by Indigo 2009, LLC will transfer to Mr. Mendelsohn.

(9)
Red Alta LLC is managed by The Board of Trustees of the Leland Stanford Junior University (the Board of Trustees). The Board of Trustees, which is composed of more than three members, has ultimate voting and investment power over the reported shares offered hereby.

(10)
Susan M. Greenberg has sole voting and investment power over the reported shares offered hereby.

(11)
Kimberly Sargent, as Chief Investment Officer of The David and Lucile Packard Foundation, has sole voting and investment power over the reported shares offered hereby.

(12)
Townes G. Pressler, Jr. and Penny P. Pressler, as Co-Trustees of Townes G. Pressler 2012 GTSE Family Trust, have shared voting and investment power over the reported shares offered hereby.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of Common Stock by a non-U.S. holder (as defined below), but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is limited to non-U.S. holders who purchase Common Stock issued pursuant to this offering and who hold shares of Common Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code), (generally, for investment purposes).
This summary is based on the current provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions and published positions of the Internal Revenue Service (the IRS), all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different than those set forth below. We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
•
banks, insurance companies or other financial institutions;

•
tax-exempt organizations or governmental organizations;

•
qualified foreign pension funds defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•
brokers or dealers in securities or currencies;

•
traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•
persons subject to the alternative minimum tax;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•
persons deemed to sell Common Stock under the constructive sale provisions of the Code;

•
“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
persons that acquired Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
individual citizens or residents of the United States;

•
certain former citizens or long-term residents of the United States;

•
except to the limited extent discussed below, persons who actually or constructively own more than 5% of the Common Stock;

•
persons subject to the anti-inversion rules of Section 7874 of the Code; and

•
persons that hold Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of Common Stock that is not for U.S. federal income tax purposes a partnership (or an investor therein) or any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and the partner, and upon certain determinations made at the partner level. Accordingly, we urge partnerships and partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of Common Stock by such partnership.
Distributions
While we do not currently pay dividends on the Common Stock, and we do not have current plans to do so, we historically paid quarterly dividends on the Common Stock and may decide to resume paying dividends in the future. If we make cash or other property distributions on the Common Stock, other than certain pro rata distributions of Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital, which will reduce the non-U.S. holder’s tax basis in the Common Stock until such basis equals zero, and thereafter as capital gain from the sale or exchange of such Common Stock. See “— Gain on Disposition of Common Stock.” Subject to the withholding requirements applicable to the ownership of common stock of a USRPHC (as defined below), under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any dividends paid to a non-U.S. holder on the Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must generally provide the applicable withholding agent with a properly completed and executed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly completed and executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.
Gain on Disposition of Common Stock
Subject to the discussion below under “— Backup Withholding and Information Reporting” and “— Additional Withholding Requirements Under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of Common Stock unless:
•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•
the Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (a USRPHC) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include any effectively connected gain described in the second bullet point above.
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, provided that the Common Stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Common Stock, more than 5% of the Common Stock will be taxed on gain realized on the taxable disposition of the Common Stock as a result of our status as a USRPHC. If the Common Stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of the Common Stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such Common Stock as described above under “— Distributions”).
Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of Common Stock.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Non-U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.
Additional Withholding Requirements Under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (FATCA), impose a 30% withholding tax on any dividends paid on the Common Stock and (subject to the proposed U.S. Treasury regulations discussed below) on the gross proceeds from a sale or other disposition of Common Stock, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, on a properly completed and executed IRS Form W-8BEN-E or successor form, as applicable), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as a properly completed and executed IRS Form W-8BEN-E or successor form, as applicable). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Proposed U.S. Treasury regulations that may be relied upon pending adoption of final U.S. Treasury regulations have indefinitely suspended the withholding tax on gross proceeds. Consequently, FATCA withholding is not expected to apply to gross proceeds from the sale or other disposition of Common Stock. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in the Common Stock.
INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the Selling Shareholders have agreed to sell to the underwriters named below, for whom Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, and each underwriter has severally agreed to purchase, the number of shares of Common Stock listed next to its name in the following table:
Name	Number of shares
Barclays Capital Inc.	12,965,000
J.P. Morgan Securities LLC	12,965,000
Total	25,930,000
The underwriters are committed to purchase all the shares of Common Stock offered by the Selling Shareholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. After the initial offering of the shares, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 3,889,500 additional shares of Common Stock from the Selling Shareholders. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	No exercise	Full exercise
Per Share	$0.475	$0.475
Total	$12,316,750.00	$14,164,262.50
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock, whether any of the transactions described in clause (i) or (ii) are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise, without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC for a period of 30 days after the date of this prospectus supplement (the Lock-Up Period), other than (i) the shares of Common Stock to be sold hereunder, (ii) any shares of Common Stock, options, or other securities issued under our existing management incentive plans or employee stock purchase programs, (iii) shares of Common Stock, restricted stock, stock options, performance share units, phantom units or other stock performance awards issued under our benefit and compensation plans, provided that any such awards do not specifically, by their terms, vest during the Lock-up Period, (iv) shares of Common Stock offered and sold in accordance with our 2009 Dividend Reinvestment and Stock Purchase Plan and (v) shares of Common

Stock (or securities convertible into or exchangeable for shares of Common Stock) issued in an aggregate amount not to exceed, on a fully diluted basis, 5% of the outstanding Common Stock in connection with the bona fide acquisition of technology, businesses, assets or property rights or the bona fide establishment of a strategic partnership or collaboration (including a joint venture) complementary to our business.
The Selling Shareholders and our executive officers and directors have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, will not, during the period ending 30 days after the date of this prospectus supplement, without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock or (iv) publicly disclose the intention to do any of the foregoing. These restrictions do not apply to transfers by such persons of (A) shares of Common Stock acquired in open market transactions, (B) shares of Common Stock to the Company for the cashless exercise of options to purchase Common Stock for any withholding taxes on the exercise thereof or to pay the exercise price thereof pursuant to our existing employee benefit plans or to pay any taxes on vesting of performance stock unit awards, (C) any or all shares of Common Stock or other securities if the transfer is other than a disposition for value and is by (w) gift, will or intestacy, (x) to a trust for direct or indirect benefit of the officer or an immediate family member of such person, (y) to an affiliate or (z) distribution to partners, members or shareholders of such person, (D) up to a specified number of shares of Common Stock if the transfer is other than a disposition for value and is to an entity which is a non-profit or Section 501(c)(3) organization under the Code and (E) shares to be sold to the underwriters pursuant to the underwriting agreement; provided that, in the case of any gift, disposition, transfer or distribution pursuant to clause (C), each transferee shall execute and deliver to Barclays Capital Inc. and J.P. Morgan Securities LLC a lock-up letter in the form of this paragraph.
In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchase. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the Common Stock, and may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering will be approximately $450,000. We have agreed to pay certain expenses, excluding underwriting discounts and commissions, incurred by the Selling Shareholders in connection with this offering.
We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters or their affiliates are lenders under our $2.5 billion credit facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant State), an offer to the public of any shares may not be made in that Relevant State, except that an offer to the public in that Relevant State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, FSMA),

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

LEGAL MATTERS
The validity of the shares of Common Stock being offered by this prospectus supplement and the accompanying prospectus and certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas and Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the Selling Shareholders by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The consolidated financial statements of EQT Corporation and Subsidiaries appearing in EQT Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2020, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries’ internal control over financial reporting as of December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.
The audited historical combined financial statements of ARD Operating, LLC and Alta Marcellus Development, LLC appearing in the Current Report on Form 8-K filed by EQT on September 28, 2021 have been audited by Moss Adams LLP, independent auditors, as stated in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Moss Adams LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.
The information incorporated herein by reference relating to the Company’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2020 is derived from an audit letter prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in its audit letter with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their audit letter and the giving of their audit letter.
The information incorporated herein by reference relating to Alta Marcellus Development, LLC’s estimated quantities of its proved natural gas and oil reserves as of June 30, 2021 and December 31, 2020 is derived from audit letters (collectively, Reports) prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their Reports with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their Reports and the giving of their Reports.

PROSPECTUS
EQT CORPORATION
98,336,769 Shares of Common Stock

This prospectus relates to the offering and resale by the selling shareholders identified herein (the Selling Shareholders) of up to 98,336,769 shares (the offered shares) of common stock, no par value (Common Stock), of EQT Corporation (EQT), from time to time in amounts, at prices and on terms that will be determined at the time of the applicable offering. EQT is not selling any shares of Common Stock under this prospectus, and EQT will not receive any of the proceeds from the sale of the offered shares.
The Selling Shareholders may offer and sell the offered shares to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The price at which the Selling Shareholders may sell the offered shares will be determined by the prevailing market for the offered shares or in negotiated transactions that may be at prices other than prevailing market prices. See “Plan of Distribution” elsewhere in this prospectus for more information about how the Selling Shareholders may sell or otherwise dispose of the offered shares. EQT’s registration of the offered shares does not mean that the Selling Shareholders will offer or sell any shares of Common Stock.
The Common Stock is listed on the New York Stock Exchange (the NYSE) and trades under the symbol “EQT.” On July 22, 2021, the last reported sale price of the Common Stock was $20.44 per share.
Investing in the Common Stock involves risks. You should carefully read and consider the risk factors included in EQT’s periodic reports and other information that EQT files with the Securities and Exchange Commission (the SEC) before you invest in EQT’s securities. See “Risk Factors” on page 3.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2021.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that EQT is filing with the SEC using a “shelf” registration process. Under this process, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may, from time to time, offer and sell the shares of Common Stock covered by this prospectus in one or more offerings.
This prospectus provides you with a general description of the shares of Common Stock that the Selling Shareholders may offer. Each time a Selling Shareholder sells offered shares, EQT will, to the extent required by law, provide a prospectus supplement that contains specific information about the terms of that offering. Prospectus supplements also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or any related free writing prospectus that EQT prepares or authorizes, you should rely on the information in the prospectus supplement or related free writing prospectus. You should carefully read this prospectus, any prospectus supplement, any free writing prospectus and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
You should assume that the information appearing in this prospectus, any accompanying prospectus supplement and any free writing prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless EQT indicates otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
You should rely only on the information contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.
This prospectus and any accompanying prospectus supplement or free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement or free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
In this prospectus, except as otherwise indicated, “EQT Corporation” and “EQT” refer to EQT Corporation and not its consolidated subsidiaries, and references to “we,” “us,” “our” and the “Company” refer collectively to EQT and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION
EQT is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). EQT files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. EQT’s filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
We make available, free of charge, on or through our website EQT’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after EQT electronically files such information with, or furnishes such information to, the SEC. You may access these documents on our website at http://ir.eqt.com. Information on our website does not constitute part of this prospectus, other than the documents EQT has filed with the SEC that are expressly incorporated by reference into this prospectus.
EQT has filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may obtain a copy of the registration statement through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows EQT to “incorporate by reference” information into this prospectus, which means that EQT can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. EQT has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein):
•
EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (filed on February 17, 2021), including the information specifically incorporated by reference into the Annual Report on Form 10-K from EQT’s definitive proxy statement on Schedule 14A filed with the SEC on February 24, 2021;

•
EQT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (filed on May 6, 2021);

•
EQT’s Current Reports on Form 8-K filed with the SEC on February 11, 2021, April 22, 2021, April 26, 2021, May 7, 2021, May 10, 2021, May 14, 2021, May 18, 2021, July 16, 2021 and July 22, 2021; and

•
the description of the Common Stock set forth in Exhibit 99.1 to EQT’s Current Report on Form 8-K filed on July 15, 2019, including any amendment or report filed for the purpose of updating such description.

EQT also incorporates by reference any future filings made by it with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (i) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K or (ii) deemed to have been furnished and not filed in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), unless otherwise indicated therein) after the date of this prospectus and before the termination of the offering under this prospectus.
Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.
EQT will provide, without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:
EQT Corporation
Attention: Corporate Secretary
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Telephone: (412) 553-5700

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
Some of the information included in this prospectus, any accompanying prospectus supplement or free writing prospectus and the documents we incorporate by reference may contain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the Securities Act). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as “anticipate,” “estimate,” “could,” “would,” “will,” “may,” “forecast,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe” and other similar words.
Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus and in the documents incorporated by reference herein, or contained in any accompanying prospectus supplement or free writing prospectus and in the documents incorporated by reference therein, include or may include the expectations of our plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop our reserves; drilling plans and programs (including availability of capital to complete these plans and programs); the projected scope and timing of our combo-development projects; estimated reserves, including potential future downward adjustments of reserves and reserve life; total resource potential and drilling inventory duration; projected production and sales volume and growth rates (including liquids production and sales volume and growth rates); natural gas prices; changes in basis and the impact of commodity prices on our business; potential future impairments of our assets; our ability to reduce our well costs and capital expenditures, and the timing of achieving any such reductions; infrastructure programs; the cost, capacity and timing of obtaining regulatory approvals; our ability to successfully implement and execute our operational, organizational, technological and ESG initiatives, and achieve the anticipated results of such initiatives; projected reductions of our gathering and compression rates resulting from our consolidated gas gathering and compression agreement with Equitrans Midstream Corporation (Equitrans Midstream), and the anticipated cost savings and other strategic benefits associated with the execution of such agreement; monetization transactions, including asset sales, joint ventures or other transactions involving our assets, and our planned use of the proceeds from such monetization transactions; potential or pending acquisition transactions or other strategic transactions; our ability to achieve the intended operational, financial and strategic benefits from any potential, pending or recently consummated acquisition transactions or other strategic transactions, including the Acquisition (as defined herein); the timing and structure of any dispositions of our remaining retained shares of Equitrans Midstream’s common stock, and the planned use of the proceeds from any such dispositions; the amount and timing of any repayments, redemptions or repurchases of Common Stock or EQT’s outstanding debt securities or other debt instruments; our ability to reduce our debt and the timing of such reductions, if any; projected dividends, if any; projected cash flows and free cash flow; projected capital expenditures; liquidity and financing requirements, including funding sources and availability; our ability to maintain or improve our credit ratings, leverage levels and financial profile; our hedging strategy; the effects of litigation, government regulation and tax position; and the expected impact of changes to tax laws.
The forward-looking statements included in this prospectus and in the documents incorporated by reference herein, or contained in any accompanying prospectus supplement or free writing prospectus and in the documents incorporated by reference therein, involve or may involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events, taking into account all information currently known by us. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond our control. These risks and uncertainties include, but are not limited to, volatility of commodity prices; the costs and results of drilling and operations; access to and cost of capital; uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying production forecasts; the quality of technical data; our ability to appropriately allocate capital and resources among our strategic opportunities; inherent hazards and risks normally incidental to drilling for, producing, transporting and storing natural gas, NGLs and oil; cyber security risks; availability and cost of drilling rigs, completion services, equipment, supplies, personnel, oilfield services and water required to execute our exploration and

v

development plans; the ability to obtain environmental and other permits and the timing thereof; government regulation or action; environmental and weather risks, including the possible impacts of climate change; and disruptions to our business due to acquisitions and other significant transactions, including the Acquisition. These and other risks and uncertainties are described under Part I, Item 1A., “Risk Factors” and elsewhere in EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. In addition, we may be subject to currently unforeseen risks that may have a materially adverse impact on us.
Any forward-looking statement speaks only as of the date on which such statement is made, and EQT undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.
In reviewing any agreements incorporated by reference into or filed with the registration statement of which this prospectus forms a part, please remember that such agreements are included to provide information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements should those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs of us or our affiliates as of the date they were made or at any other time.

SUMMARY
Our Company
We are a natural gas production company with operations focused in the cores of the Marcellus and Utica Shales in the Appalachian Basin. As the largest producer of natural gas in the United States, based on average daily sales volumes, we are committed to responsibly developing our world-class asset base and being the operator of choice for all stakeholders. By promoting a culture that prioritizes operational efficiency, technology and sustainability, we seek to continuously improve the way we produce environmentally responsible, reliable low-cost energy.
We are differentiated from our Appalachian Basin peers in the scale and contiguity of our acreage position, with 19.8 trillion cubic feet of natural gas equivalents of proved natural gas, NGLs and crude oil reserves across approximately 1.8 million gross acres, including approximately 1.5 million gross acres in the Marcellus play, as of December 31, 2020. We believe that our evolution into a modern, digitally-enabled exploration and production business further enhances our strategic advantage.
Our operational strategy focuses on the successful execution of combo-development projects, which we believe are key to delivering sustainably low well costs and higher returns on invested capital. Combo-development refers to the development of several multi-well pads in tandem. Combo-development projects require significant advanced planning, including the establishment of a large, contiguous leasehold position; the advanced acquisition of regulatory permits and sourcing of fracturing sand and water; the timely verification of midstream connectivity; and the ability to quickly respond to internal and external stimuli. Without a modern, digitally-connected operating model and an acreage position that enables operations of this scale, combo-development would not be possible. We believe that our proprietary digital work environment in conjunction with the size and contiguity of our asset base uniquely positions us to execute on a multi-year inventory of combo-development projects in our core acreage position.
Combo-development generates value across all levels of the reserves development process by maximizing operational and capital efficiencies. In the drilling stage, rigs spend more time drilling and less time transitioning to new sites. Advanced planning, a prerequisite to pursuing combo-development, facilitates the delivery of bulk hydraulic fracturing sand and piped fresh water (as opposed to truck-transported water), the ability to continuously meet completions supply needs and the use of environmentally friendly technologies. Operational efficiencies realized from combo-development are passed on to our service providers, which reduces overall contract rates.
Our operations consist of one reportable segment. We have a single, company-wide management team that administers all properties as a whole rather than by discrete operating segments. We measure financial performance as a single enterprise and not on an area-by-area basis. Substantially all of our assets and operations are located in the Appalachian Basin.
EQT’s principal executive offices are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222, and its telephone number is (412) 553-5700. Our Internet address is http://www.eqt.com. Information on our website does not constitute part of this prospectus.
This Offering
This prospectus relates to the possible resale of 98,336,769 shares of Common Stock, which were issued by EQT to certain direct and indirect equityholders of Alta Resources Development, LLC, a Delaware limited liability company (Alta Resources), or their designees (collectively, the Alta Holders), as partial consideration in connection with our acquisition (the Acquisition) of all of the issued and outstanding equity interests of Alta Marcellus Development, LLC, a Delaware limited liability company (Alta Marcellus), and ARD Operating, LLC, a Delaware limited liability company (ARD), pursuant to that certain Membership Interest Purchase Agreement, dated May 5, 2021 (as it may be amended from time to time, the Purchase Agreement), by and among EQT, EQT Acquisition HoldCo LLC (a wholly owned indirect subsidiary of EQT), Alta Resources, Alta Marcellus and ARD. ARD and Alta Marcellus collectively hold all of Alta Resources’ upstream and midstream assets. As part of the Acquisition, EQT agreed to file the registration statement of which this prospectus forms a part to register the resale of the shares of Common Stock issued to certain of the Alta Holders.
The Selling Shareholders will determine when and how they sell the shares of Common Stock offered in this prospectus, as described in “Plan of Distribution.” See “Selling Shareholders” for additional information concerning the Acquisition and the Selling Shareholders. We will not receive any of the proceeds from the sale of the shares of Common Stock being offered pursuant to this prospectus.

RISK FACTORS
Investing in the Common Stock involves risks. You should carefully consider the risks described under “Risk Factors” in EQT’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this prospectus, as well as those risk factors contained in any document that EQT files with the SEC after the date of this prospectus that is incorporated by reference herein or that may be included in any applicable prospectus supplement, before making a decision to invest in the Common Stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial could cause the market or trading price of the Common Stock to decline, or may otherwise materially harm our business, operating results and financial condition, and could result in a complete loss of your investment.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the offered shares by the Selling Shareholders. All shares of Common Stock offered by this prospectus are being registered for the account of the Selling Shareholders.

SELLING SHAREHOLDERS
References to the “Selling Shareholders” in this prospectus mean the individuals and the entities listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the offered shares as a result of a transfer not involving a public sale.
This prospectus relates to the possible resale by the Selling Shareholders of up to 98,336,769 shares of Common Stock, which were issued by EQT to the Alta Holders as partial consideration for the Acquisition. On July 21, 2021, pursuant to the Purchase Agreement, Alta Resources sold to us all of the issued and outstanding equity interests of Alta Marcellus and ARD in exchange for approximately $1.0 billion in cash, subject to customary purchase price adjustments following the closing, and 98,789,388 shares of Common Stock (the Stock Consideration).
Upon consummation of the Acquisition, pursuant to the terms of the Purchase Agreement, EQT and certain of the Alta Holders (together with their permitted assignees, the Alta RRA Holders) entered into a registration rights agreement, dated as of July 21, 2021 (the Registration Rights Agreement). Under the Registration Rights Agreement, among other things, subject to certain requirements and exceptions, EQT is required to file with the SEC, no later than three business days following the closing of the Acquisition, a registration statement on Form S-3 (or amend an existing shelf registration statement previously filed by it) to permit the public resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) by the Alta RRA Holders from time to time as permitted by Rule 415 under the Securities Act and to use its commercially reasonable efforts to cause such registration statement to remain effective until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of the Registration Rights Agreement pursuant to its terms. The registration statement of which this prospectus forms a part is being filed to satisfy such obligation under the Registration Rights Agreement. Furthermore, under the Registration Rights Agreement, the Alta RRA Holders have certain demand rights and piggyback registration rights with respect to certain other underwritten offerings conducted by EQT for its own account or other shareholders of EQT. The Registration Rights Agreement contains customary indemnification and contribution obligations of EQT for the benefit of the Alta RRA Holders and vice versa (provided, however, that each Alta RRA Holder’s indemnification and contribution obligation is limited to the net proceeds received by such Alta RRA Holder from the sale of Registrable Securities pursuant to an offering made in accordance with the Registration Rights Agreement), in each case, subject to certain qualifications and exceptions.
In connection with entering into the Registration Rights Agreement, EQT also entered into a lockup agreement with each of the Alta RRA Holders (collectively, the Lockup Agreements), pursuant to which, among other things, each Alta RRA Holder agreed not to sell its portion of the Stock Consideration during the 180 days following the closing of the Acquisition; provided, however, that (i) the Alta RRA Holders may sell up to 25% of the Registrable Securities in a single shelf underwritten offering between the 31st day following closing and the 90th day following closing and up to an aggregate 50% of the Registrable Securities pursuant to up to two shelf underwritten offerings in the first 180 days following closing, and (ii) certain Alta RRA Holders may sell their pro rata portion of up to an aggregate amount of 2,500,000 additional shares of Common Stock under certain circumstances and subject to certain limitations. Pursuant to the Lockup Agreements, EQT also agreed with each Alta RRA Holder not to sell shares of Common Stock during the first 30 days following the closing of the Acquisition.
We do not know how long the Selling Shareholders will hold the offered shares before selling them, and, other than as set forth herein, we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale or other disposition of any of the offered shares. In addition, except as otherwise disclosed herein, the Selling Shareholders do not have, and within the past three years have not had, any position, office or other material relationship with us or any of our affiliates.
The following table sets forth, as of the date of this prospectus, the names of the Selling Shareholders, the number of shares of Common Stock that each Selling Shareholder may offer pursuant to this prospectus and the number of shares of Common Stock owned by each Selling Shareholder before and after the offering. Because the Selling Shareholders may sell all, some or none of the offered shares and because we are unaware of any agreements, arrangements or understandings with respect to the sale of any such shares, we cannot estimate the number of shares that will be held by the Selling Shareholders after the completion of this offering. Solely for purposes of the table below, we have assumed that the Selling Shareholders will sell all of the offered shares and will make no other purchases or sales of Common Stock.
Name	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
	Number of Shares	Percentage of Outstanding Shares(2)		Number of Shares	Percentage of Outstanding Shares
Alotta Oil Company(3)	82,951	*	82,951	—	—
ARI 1740 Fund, L.P.(4)	4,562,249	1.2%	4,562,249	—	—
Aviral Sharma	152,905	*	152,905	—	—
Baupost Group Securities, L.L.C.(5)	17,419,495	4.6%	17,419,495	—	—
Bufflehead Exploration, Inc.(6)	174,987	*	174,987	—	—
Bufflehead Holdings, LLC(7)	124,426	*	124,426	—	—
Conrad N. Hilton Foundation(8)	1,244,250	*	1,244,250	—	—
Dolomite Resources, Inc.(9)	446,213	*	446,213	—	—
Doug Van Brunt(10)	179,806	*	179,806	—	—
Edward J. Greenberg Revocable Trust(11)	595,079	*	595,079	—	—
FA Corp.(12)	11,198,247	3.0%	11,198,247	—	—
GMB Ventures, LLC(13)	165,902	*	165,902	—	—
GSO Entities(14)	7,213,042	1.9%	7,213,042
Indigo 2009, LLC(15)	12,857,247	3.4%	12,857,247	—	—
J. Todd Mitchell	2,444,209	*	2,444,209	—	—
Jennifer McCarthy(16)	6,816,604	1.8%	6,815,304	1,300	*
Jennifer Odinet(10)	235,119	*	235,119	—	—
John Montgomery(10)(16)	251,208.546	*	250,702	506.546	*
Joseph C. Walton and Molly E. Walton(17)	174,987	*	174,987	—	—
Joseph Greenberg	11,379,790	3.0%	11,379,790	—	—
Katherine Brooks	119,871	*	119,871	—	—
KiwiEnergy, Ltd.(18)	248,853	*	248,853	—	—
Laura Drum	356,624	*	356,624	—	—
Lauren Ford	254,688	*	254,688	—	—
Maria Clare Mitchell 2012 Gift Trust(19)	611,052	*	611,052	—	—
Nicholas Colyer Mitchell 2012 Gift Trust(19)	611,052	*	611,052	—	—
Nicola Atkinson	101,936	*	101,936	—	—
Owen Hammond Worley	224,796	*	224,796	—	—
Piney Point Energy Ventures, LLC(9)	472,820	*	472,820	—	—
Red Alta LLC(20)	8,294,998	2.2%	8,294,998	—	—
Richard Alan Shortz Rollover IRA(21)	72,131	*	72,131	—	—
Richard K. Steeg	1,348,165	*	1,348,165	—	—
Stedman West Family Partnership, Ltd.(22)	2,073,771	*	2,073,771	—	—
Stephen Kelly	134,817	*	134,817	—	—
Susan M. Greenberg Revocable Trust(23)	595,079	*	595,079	—	—
The Broad Foundation(24)	414,750	*	414,750	—	—

Name	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
	Number of Shares	Percentage of Outstanding Shares(2)		Number of Shares	Percentage of Outstanding Shares
The David and Lucile Packard Foundation(25)	3,317,999	*	3,317,999	—	—
Townes G. Pressler 2012 GTSE Family Trust(26)	41,475	*	41,475	—	—
Trust Under Article Sixth of Will and Codicils of Rachel Mellon Walton Deceased for the benefit of James M. Walton(27)	82,951	*	82,951	—	—
Walton Mitchell and Company, Inc.(28)	41,475	*	41,475	—	—
Wesley West Minerals, Ltd.(29)	595,079	*	595,079	—	—
William Iley Chenault, III(16)	359,124	*	356,624	2,500	*
Yana Management Company(30)	248,853	*	248,853	—	—

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, pursuant to which a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

(2)
Based on 378,016,134 shares of Common Stock outstanding as of July 22, 2021.

(3)
Stuart W. Stedman, as President of Alotta Oil Company, has sole voting and investment power over the reported shares offered hereby.

(4)
Advisory Research, Inc. is the General Partner of ARI 1740 Fund, L.P. and maintains sole voting and investment authority for ARI 1740 Fund, L.P. Matthew Swaim serves as the Executive Chairman and CEO of Advisory Research, Inc. The Trustees of the University of Pennsylvania is the sole Limited Partner of ARI 1740 Fund, L.P. An Investment Board consisting of trustees and non-trustees is responsible with respect to the management of all property held by The Trustees of the University of Pennsylvania as an investment.

(5)
Held on behalf of certain private investment limited partnerships on whose behalf these shares were indirectly received. The Baupost Group, L.L.C. (Baupost) is a registered investment adviser and acts as the investment adviser and general partner to those certain private investment limited partnerships. The Baupost Group, L.L.C., Baupost Group GP, L.L.C. and Seth A. Klarman have shared voting and investment power over these shares.

(6)
M. Kent Mitchell, as President of Bufflehead Exploration, Inc., has sole voting and investment power over the reported shares offered hereby.

(7)
M. Kent Mitchell, as Managing Member of Bufflehead Holdings, LLC, has sole voting and investment power over the reported shares offered hereby.

(8)
Michael Buchman, as Vice President and Chief Investment Officer of Conrad N. Hilton Foundation, has sole voting and investment power over the reported shares offered hereby.

(9)
C. Grant Mitchell and Spiros Vassilakis, as President and Vice President, respectively, of this Selling Shareholder, have shared voting and investment power over the reported shares offered hereby.

(10)
This Selling Shareholder will provide transition support services to the Company for a period of up to 120 days following the consummation of the Acquisition.

(11)
Edward J. Greenberg has sole voting and investment power over the reported shares offered hereby.

(12)
Andrew K. Golden, as President of FA Corp., has sole voting and investment power over the reported shares offered hereby.

(13)
GMB Ventures, LLC is managed by the following Managing Members: C. Grant Mitchell Trust dated 3/9/09, McBain Living Trust dated 1/22/09 and Watts Living Trust dated 1/22/09. C. Grant Mitchell, Morgan K. McBain and William B. Watts, as Trustees of the foregoing Managing Members of GMB Ventures, LLC, have shared voting and investment power over the reported shares offered hereby.

(14)
GSO COF III AIV-2 LP directly holds 2,704,891 shares of Common Stock, GSO Energy Partners-B LP directly holds 245,243 shares of Common Stock, GSO Energy Partners-C II LP directly holds 460,192 shares of Common Stock, GSO Energy Partners-D LP directly holds 490,487 shares of Common Stock and GSO Energy Select Opportunities Fund AIV-2 LP directly holds 3,312,229 shares of Common Stock. These five entities are collectively referred to herein as the GSO Entities. GSO Capital Opportunities Associates III LLC is the general partner of GSO COF III AIV-2 LP. GSO Energy Partners-B Associates LLC is the general partner of GSO Energy Partners-B LP. GSO Energy Partners-C Associates II LLC is the general partner of GSO Energy Partners-C II LP. GSO Energy Partners-D Associates LLC is the general partner of GSO Energy Partners-D LP. GSO Energy Select Opportunities Associates LLC is the general partner of GSO Energy Select Opportunities Fund AIV-2 LP. GSO Holdings I L.L.C. is the managing member of each of GSO Capital Opportunities Associates III LLC, GSO Energy Partners-B Associates LLC, GSO Energy Partners-C Associates II LLC, GSO Energy Partners-D Associates LLC and GSO Energy Select Opportunities Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Entities. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. (Blackstone). Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the foregoing entities and individuals disclaims beneficial ownership of the securities held directly by the GSO Entities (other than the GSO Entities to the extent of their direct holdings).

(15)
Fourth Century, LLC is the sole member and manager of Indigo 2009, LLC. The managing member of Fourth Century, LLC is 3C Corporation. Alexander C. Banker, as Vice President of 3C Corporation, has sole voting and investment power over the reported shares offered hereby.

(16)
This Selling Shareholder beneficially owned shares of Common Stock prior to the issuance of the Stock Consideration, which shares are not being registered hereby.

(17)
Joseph C. Walton and Molly E. Walton, as tenants by the entireties, have shared voting and investment power over the reported shares offered hereby.

(18)
Mark E. Gregg, as CEO of KiwiGroup, LLC, which is the General Partner of KiwiEnergy, Ltd., has sole voting and investment power over the reported shares offered hereby.

(19)
J. Todd Mitchell, as Trustee of this Selling Shareholder, has sole voting and investment power over the reported shares offered hereby.

(20)
Red Alta LLC is managed by The Board of Trustees of the Leland Stanford Junior University (the Board of Trustees). The Board of Trustees, which is composed of more than three members, has ultimate voting and investment power over the reported shares offered hereby.

(21)
Richard Alan Shortz has sole voting and investment power over the reported shares offered hereby.

(22)
Stuart W. Stedman, as Sole Manager of Stedman West Management Company L.L.C., which is the General Partner of Stedman West Family Partnership, Ltd., has sole voting and investment power over the reported shares offered hereby.

(23)
Susan M. Greenberg has sole voting and investment power over the reported shares offered hereby.

(24)
K.C. Krieger, as Chief Investment Officer of The Broad Foundation, has sole voting and investment power over the reported shares offered hereby.

(25)
Kimberly Sargent has sole voting and investment power over the reported shares offered hereby.

(26)
Townes G. Pressler, Jr. and Penny P. Pressler, as Co-Trustees of Townes G. Pressler 2012 GTSE Family Trust, have shared voting and investment power over the reported shares offered hereby.

(27)
Bart C. Carletto, as First Vice President of BNY Mellon, National Association, which is the Trustee of Trust Under Article Sixth of Will and Codicils of Rachel Mellon Walton Deceased for the benefit of James M. Walton, has sole voting and investment power over the reported shares offered hereby.

(28)
J. Todd Mitchell and Joseph C. Walton, as President and Vice President, respectively, of Walton Mitchell and Company, Inc., have shared voting and investment power over the reported shares offered hereby.

(29)
Stuart W. Stedman, as Sole Manager of Stedman West Land and Cattle Company LLC, which is the General Partner of Wesley West Minerals, Ltd., has sole voting and investment power over the reported shares offered hereby.

(30)
Stuart W. Stedman, as President of Yana Management Company, has sole voting and investment power over the reported shares offered hereby.

PLAN OF DISTRIBUTION
The offered shares are being registered to permit the Selling Shareholders (which as used herein means the individuals and entities listed in the table included herein under “Selling Shareholders” and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the offered shares as a result of a transfer not involving a public sale) to offer and sell the offered shares from time to time after the date of this prospectus. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.
We will not receive any of the proceeds from the offering by the Selling Shareholders of the offered shares. However, pursuant to the Registration Rights Agreement, EQT will pay the Registration Expenses (as defined therein) associated with the registration and sale of the offered shares by the Selling Shareholders. The Selling Shareholders will pay, on a pro rata basis, any Selling Expenses (as defined in the Registration Rights Agreement), which include underwriting fees, discounts and selling commissions.
The Selling Shareholders may use any one or more of the following methods when disposing of the offered shares or interests therein:
•
on the NYSE or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Common Stock may be listed or quoted at the time of sale;

•
ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•
one or more underwritten offerings;

•
block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
short sales, whether through a broker-dealer or themselves;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

•
in any combination of the above or by any other legally available means available to and requested by the Selling Shareholders.

A Selling Shareholder may, from time to time, pledge or grant a security interest in some of the shares of Common Stock owned by it and, if the Selling Shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Shareholders to include the pledgees, transferees or other successors-in-interest as Selling Shareholders under this prospectus. In connection with the sale of shares of Common Stock or interests therein, a Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of Common Stock in the course of hedging the positions they assume. A Selling Shareholder may also sell shares of Common Stock short and deliver these securities to close out their short positions, or loan or pledge shares of Common Stock to broker-dealers that in turn may sell these securities. A Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative securities that require the delivery to such broker-dealer or other financial institution of the offered shares, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). A Selling Shareholder also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders also may resell a portion of the offered shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.
The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of shares of Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares of Common Stock may constitute underwriting discounts and commissions under the Securities Act. If the Selling Shareholders are “underwriters” within the meaning of Section 2(11) of the Securities Act, then the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with EQT and the Selling Shareholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.
To the extent required, the shares of Common Stock to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable discounts, commissions, concessions or other compensation with respect to a particular offering will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
To facilitate the offering of the shares of Common Stock offered by the Selling Shareholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option(s), if any. In addition, these persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

LEGAL MATTERS
The validity of the securities being offered by this prospectus will be passed upon by Morgan, Lewis & Bockius, LLP, Pittsburgh, Pennsylvania. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Morgan, Lewis & Bockius, LLP, Pittsburgh, Pennsylvania, and for any underwriters or agents by counsel named in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements of EQT Corporation and Subsidiaries appearing in EQT Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2020, including the schedule appearing therein, and the effectiveness of EQT Corporation and Subsidiaries’ internal control over financial reporting as of December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.
The audited historical financial statements of Alta Resources Development, LLC and its subsidiaries appearing in the Current Report on Form 8-K filed by EQT on July 22, 2021 have been audited by Moss Adams LLP, independent auditors, as stated in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Moss Adams LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.
The information incorporated herein by reference relating to the Company’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2020 is derived from an audit letter prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in its audit letter with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their audit letter and the giving of their audit letter.
The information incorporated herein by reference relating to Alta Marcellus Development, LLC’s estimated quantities of its proved natural gas and oil reserves as of December 31, 2020 and June 30, 2020 is derived from an audit letter and a reserves report (collectively, Reports) prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their Reports with respect thereto. This information is incorporated herein by reference in reliance upon the authority of such firm as experts with respect to the matters covered by their Reports and the giving of their Reports.

25,930,000 shares
EQT Corporation
Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
Barclays J.P. Morgan
September 28, 2021